EXHIBIT 21.1

Subsidiaries of Registrant, as of December 31, 2022

Name:	Jurisdiction:	Percentage Ownership:
Bear River Zeolite Company	[Idaho]	[100%]
Antimonio de Mexico, S.A. de C.V.	Mexico	[100%]
United States Antimony, Mexico, S.A. de C.V.	Mexico	[100%]
Stibnite Holding Company US Inc.	Montana	100%
Antimony Mining and Milling US LLC	Montana	100%
AGUA Mines, Inc.	Montana	100%